SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Nemus Bioscience, Inc.
(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

64046J100

(CUSIP Number)

Emerald Health Sciences Inc.

Office 8262, The Landing, 200 – 375 Water St.

Vancouver, British Columbia, Canada V6B 0M9

858-361-4499

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Mark C. Lee, Esq.

Greenberg Traurig, LLP

1201 K Street, Suite 1100

Sacramento, California 95814

February 1, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64046J100	Page 2 of 6

1	NAMES OF REPORTING PERSONS Emerald Health Sciences Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,953,917 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 128,953,917 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,953,917 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.98% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

___________

(1)	Consists of (i) 73,153,917 shares of Common Stock; (ii) 45,800,000 shares of Common Stock issuable upon exercise of warrants; and (iii) 10,000,000 shares of Common Stock issuable upon conversion of the Advances (as defined herein).

(2)	Based on (i) 133,907,747 shares of Common Stock outstanding as of February 1, 2019; (ii) 45,800,000 shares of Common Stock issuable upon exercise of warrants; and (iii) 10,000,000 shares of Common Stock issuable upon conversion of the Advances.

CUSIP No. 64046J100	Page 3 of 6

Item 1. Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 30, 2018, as amended by Amendment No. 1 thereto filed with the SEC on March 5, 2018 and Amendment No. 2 thereto filed with the SEC on November 2, 2018 (as amended, the “Schedule 13D”), relating to the shares of common stock, $0.001 par value per share (“Common Stock”), of Nemus Bioscience, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 130 North Marina Drive, Long Beach, California 90803. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined in this Amendment No. 3 shall have the same meanings ascribed thereto in the Schedule 13D.

Item 2. Identity and Background

(a) This Amendment No. 3 to Schedule 13D is being filed by Emerald Health Sciences Inc. (the “Reporting Person”).

(b) The business address of the Reporting Person is Office 8262, The Landing, 200 – 375 Water St., Vancouver, British Columbia, Canada V6B 0M9.

(c) The principal business of the Reporting Person is investments that advance the development of cannabis in pharmaceutical, botanical, and bioceutical applications.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Not Applicable.

Item 3. Source and Amount of Funds or Other Consideration

On October 5, 2018, the Issuer entered into a Multi Draw Credit Agreement (the “Credit Agreement”) with the Reporting Person, which provides for a credit facility to the Issuer of up to $20,000,000. On November 1, 2018, as previously disclosed in Amendment No. 2 to the Schedule 13D filed with the SEC on November 2, 2018, an advance in the amount of $2,000,000 (the “First Advance”) was made by the Reporting Person to the Issuer under the Credit Agreement. On February 1, 2019, a second advance in the amount of $2,000,000 (the “Second Advance” and, together with the First Advance, the “Advances”) was made by the Reporting Person to the Issuer under the Credit Agreement. The Reporting Person may, at its option, convert the amount of the Second Advance outstanding under the Credit Agreement into 5,000,000 shares of Common Stock at a fixed conversion price of $0.40 per share (subject only to customary adjustments for stock splits, stock dividends, recapitalizations, etc., but not subject to anti-dilution provisions).

In connection with the Second Advance under the Credit Agreement, on February 1, 2019, the Issuer issued to the Reporting Person a warrant (the “Warrant”) to purchase up to 2,500,000 shares of Common Stock, representing one half of the number of shares of Common Stock such Second Advance may be converted into, at an exercise price of $0.50 per share. The Warrant is immediately exercisable upon issuance and will expire on the five-year anniversary of the date of issuance.

The source of funds for the transaction set forth in this Item 3 was working capital of the Reporting Person.

CUSIP No. 64046J100	Page 4 of 6

Item 4. Purpose of the Transaction

The purpose of the transaction stated above was for the Reporting Person to loan funds to the Issuer by making advances to the Issuer under the Credit Agreement for operating purposes.

Subject to on going evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

CUSIP No. 64046J100	Page 5 of 6

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 128,953,917 shares of Common Stock, which represents approximately 67.98% of the outstanding shares of Common Stock.

(b) The Reporting Person has the sole power to vote and sole power to dispose of 128,953,917 shares of Common Stock, which represent approximately 67.98% of the outstanding shares of Common Stock.

(c) On December 27, 2018, the Issuer issued 37,667 shares of Common Stock to the Reporting Person in connection with the conversion of accrued and unpaid interest in the amount of $3,766.67 on a convertible promissory note payable to the Reporting Person, which is no longer outstanding, at a conversion price of $0.10 per share.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Credit Agreement is incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 12, 2018.

Item 7. Material to be Filed as Exhibits

The Credit Agreement is incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 12, 2018.

CUSIP No. 64046J100	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 1, 2019	EMERALD HEALTH SCIENCES INC.

	By:	/s/ James L. Heppell
James L. Heppell, Director